Exhibit 99.1

Ellomay Capital Reports Publication of Financial Results of Dorad Energy Ltd.

Ellomay Capital Indirectly Holds 7.5% of Dorad Energy Ltd.

Tel-Aviv, Israel, November 26, 2014 – Ellomay Capital Ltd. (NYSE MKT: ELLO; TASE: ELOM) (“Ellomay” or the “Company”), an emerging operator in the renewable energy and energy infrastructure sector, today reported the publication in Israel of financial statements of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly holds 7.5%.

On November 25, 2014, U. Dori Group Ltd. (the “Dori Group”), an Israeli public company that holds 60% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Dori Group includes the financial statements of Dorad. Dorad’s power plant commenced operations during May 2014, and therefore the results for the period present the first full financial quarter of operations of the power plant.

The financial results of Dori Energy and of Dorad for the quarter ended September 30, 2014 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its share of these results in the financial results of Ellomay for this period, whichare currently expected to be published on or about December 31, 2014. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of the Dorad financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the quarter ended September 30, 2014 - approximately NIS 693 million (or approximately USD 188 million, based on the exchange rate on September 30, 2014).

•	Dorad’s unaudited operating profit for the quarter ended September 30, 2014 - approximately NIS 160 million (or approximately USD 43 million, based on the exchange rate on September 30, 2014).

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to September and from September to November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented, which include the summer months of July and August, are not indicative of full year results.

Ran Fridrich, CEO and a board member of Ellomay commented: “We are very pleased with the results of operations of the Dorad power plant in which we currently hold 7.5% with an option to increase our holdings to approximately 9.4%. The Dorad power plant is unique due to its ability to quickly adjust its capacity and operate based on the current demand and because it assists the Israeli energy market by backing up the Israeli electricity system, in addition to the fact that it sells cheaper electricity to the Israeli Ministry of Defense, the Israeli water company (Mekorot) and to the Israeli industry in general.”

A translation of the financial results for Dorad as of and for the year ended December 31, 2013 and as of and for the three and nine month periods ended September 30, 2014 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a separate press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Dori Group, Dori Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE MKT, under the trading symbol “ELLO” and with the Tel Aviv Stock Exchange under the trading symbol “ELOM.”  Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approx. 22.6MW of photovoltaic power plants in Italy and approximately 5.6MW and 85% of 2.3MW of photovoltaic power plants in Spain;

•
7.5% indirect interest, with an option to increase its holdings to 9.375%, in Dorad Energy Ltd. Israel’s largest private power plant, with production capacity of approximately 800 MW, representing about 8% of Israel’s total current electricity consumption;

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich.

Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. The expertise of Ellomay’s controlling shareholders and management enables the company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com

Dorad Energy Ltd.
Condensed Interim Statement of Financial Position

	September 30	September 30	December 31
	2014	2013	2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	371,641	665	4,199
Accounts receivable	247,663	-	-
Other accounts receivables	20,496	23,566	36,529
Pledged deposit	68,124	94,399	78,637
Firm commitment	-	19,339	5,101
Financial derivatives	4,179	-	-
Total current assets	712,103	137,969	124,466

Non-current assets
Prepaid expenses	49,426	50,166	50,165
Fixed assets	4,471,253	3,706,889	3,939,647
Advances to suppliers	-	109,519	56,978
Intangible assets	8,677	6,325	7,657
Total non-current assets	4,529,356	3,872,899	4,054,447

Total assets	5,241,459	4,010,868	4,178,913

Current liabilities
Current maturities of loans from banks	311,300	133,461	145,926
Trade payables and other accounts payable	675,598	149,173	123,313
Financial derivatives	-	25,613	7,894
Total current liabilities	986,898	308,247	277,133

Non-current liabilities
Loans from banks	3,063,207	2,745,783	2,918,579
Loans from related parties and others	454,644	404,559	369,212
Provision for dismantling and restoration	28,341	-	-
Deferred tax liabilities	17,815	-	-
Liabilities for employee benefits	62	79	57
Total non-current liabilities	3,564,069	3,150,421	3,287,848

Equity
Share capital	11	10	11
Share premium	642,199	573,633	642,199
Capital reserve from activities with controlling shareholders	3,748	3,748	3,748
Retained loss	44,536	(25,191)	(32,026)
Total equity	690,494	552,200	613,932

Total liabilities and equity	5,241,459	4,010,868	4,178,913

Dorad Energy Ltd.
Condensed Interim Statement of Earnings

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	901,178	-	692,705	-	-

Operating costs of the power
plant
Energy costs	196,258	-	140,269	-	-
Electricity purchase and infrastructure services	394,909	-	300,213	-	-
Depreciation and amortization	73,618	-	50,029	-	-
Other operating costs	49,264	-	35,732	-	-

Total cost of power plant	714,049	-	526,243	-	-

Profit from operating the
power plant	187,129	-	166,462	-	-

General & Administrative
expenses	(8,057)	-	6,334	-	-
Other expenses	(5,771)	(5,000)	-	(3,750)	(7,813)
	(13,828)	(5,000)	6,334	(3,750)	(7,813)

Operating profit (loss) for
the period	173,301	(5,000)	160,128	(3,750)	(7,813)

Financing income	22,415	-	21,062	-	-
Financing expenses	(101,338)	11,858	(68,799)	2,843	(15,880)
Financing expenses, net	(78,924)	(11,858)	(47,737)	(2,843)	(15,880)

Profit (loss) before taxes on income	94,377	(16,858)	112,637	(6,593)	(23,693)

Taxes on income	17,815	-	(28,637)	-	-

Profit (loss) for the period	76,562	(16,858)	83,752	(6,593)	(23,693)

Dorad Energy Ltd.
Condensed Interim Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with controlling	Retained
	capital	premium	shareholders	earnings (losses)	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the nine months ended
September 30, 2014 (Unaudited)
Balance as at
January 1, 2014 (Audited)	11	642,199	3,748	(32,026)	613,932
Profit for the period	-	-	-	76,562	76,562
Balance as at September 30,
2014 (Unaudited)	11	642,199	3,748	44,536	690,494

For the nine months ended
September 30, 2013 (Unaudited)
Balance as at
January 1, 2013 (Audited)	6	373,731	3,748	(8,333)	369,152
Loss for the period	-	-	-	(16,858)	(16,858)
Issuance of ordinary shares	4	199,902	-	-	199,906
Balance as at September 30,
2013 (Unaudited)	10	573,633	3,748	(25,191)	552,200

For the three months ended
September 30, 2014 (Unaudited)
Balance as at
July 1, 2014 (Unaudited)	11	642,199	3,748	(39,216)	752
Profit for the period	-	-	-	83,752	83,769
Balance as at September 30,
2014 (Unaudited)	11	642,199	3,748	44,536	690,494

For the three months ended
September 30, 2013 (Unaudited)
Balance as at
July 1, 2013 (Unaudited)	8	503,137	3,748	(18,598)	488,295
Loss for the period	-	-	-	(6,593)	(6,593)
Issuance of shares	2	70,496	-	-	70,498
Balance as at September 30,
2013 (Unaudited)	10	573,633	3,748	(25,191)	552,200

For the year ended
December 31, 2013 (Audited)
Balance as at
January 1, 2013 (Audited)	6	373,731	3,748	(8,333)	369,152
Loss for the year	-	-	-	(23,693)	(23,693)
Issuance of ordinary shares	5	268,468	-	-	268,473
Balance as at December 31,
2013 (Audited)	11	642,199	3,748	(32,026)	613,932

Dorad Energy Ltd.
Condensed Interim Statement of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit (loss) for the period	76,562	(16,858)	83,752	(6,593)	(23,693)

Adjustments:
Depreciation and amortization	73,871	-	50,201	-	-
Taxes on income	171,815	-	28,637	-	-
Compensation for customers	5,771	5,000	-	3,750	7,813
Financing expenses, net	78,924	11,858	47,737	2,843	15,880
	176,381	16,858	126,576	6,593	23,693

Change in trade receivables	(247,610)	-	(80,297)	-	-
Change in other receivables	(20,265)	-	(51,380)	-	-
Change in trade payables and	335,273		224,146
other accounts payable		-		-	-
Change in employee benefits, net	5	-	-	-	-
	67,403	-	92,469	-	-
Net cash flows used in
operating activities	320,346	-	302,797	-	-

Net cash flows used in
investing activities
Payments of settlement of
financial derivatives	10,134	(57,440)	21,801	(15,807)	(83,496)
Repayment of pledged deposit	44,627	72,554	14,345	29,527	89,263
Investment in pledged deposit	(33,716)	-	-	-	-
Long-term prepaid expenses	-	(11,690)	-	(11,690)	(11,690)
Investment in fixed assets	(207,469)	(623,094)	(64,700)	(245,533)	(782,557)
Investment in intangible assets	(1,705)	(2,686)	(189)	(487)	(4,018)
Interest received	155	-	100	-	-
Net Cash flows used in
investing activities	(187,974)	(622,356)	(28,643)	(243,990)	(792,498)

Cash flows from financing
activities:
Receipt of long-term loans
from related parties	60,491	84,953	8,606	33,593	110,806
Receipt of loans from banks	174,764	529,059	57,547	199,848	676,882
Interest paid	(922)	-	(500)	-	-
Net cash flows provided by
financing activities	234,334	614,012	62,654	233,441	787,688
Effect of exchange rate
fluctuations on cash and cash
equivalents	736	-	690	-	-
Net increase (decrease) in
cash and cash equivalents for
the period	366,706	(8,344)	339,807	(10,549)	(4,810)
Cash and cash equivalents at
beginning of period	4,199	9,009	31,144	11,214	9,009
Cash and cash equivalents at
end of period	371,641	665	371,641	665	4,199